EXHIBIT 99.1
ITEM 7 INFORMATION
     Abacus is the sole shareholder and Trustee of the trust that owns Zivar and may be deemed to have voting and investment power over the shares of the Issuer held directly by Zivar. Abacus disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein.